UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 23, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Innophos, Inc.

File No. 333-129951 - CF#23306
_____

Innophos, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-4 registration statement filed on November 23, 2005.

Based on representations by Innophos, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.12	through September 9, 2012
Exhibit 10.13	through March 10, 2014
Exhibit 10.17	through March 10, 2014
Exhibit 10.18	through March 10, 2014
Exhibit 10.19	through March 10, 2014
Exhibit 10.21	through May 31, 2018
Exhibit 10.22	through May 31, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel